Correspondence

Independent Law PLLC Alan T. Hawkins, Esq. 2106 NW 4th Pl Gainesville, FL 32603 ahawkins@independent.law (352) 353-4048

November 20, 2020

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Via Electronic Filing on EDGAR only

Attn: Mr. Geoff Kruczek, Office of Manufacturing, Division of Corporation Finance

Re:	Eco Innovation Group, Inc. Amendment No. 2 to Registration Statement on Form S-1 File No. 333-248871

Dear Mr. Kruczek:

On behalf of our client, Eco Innovation Group, Inc., a Nevada corporation (the “Company”), we are filing herewith an Amendment No. 2 (the “Amendment”) to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on September 17, 2020, and amended on September 18, 2020 (the “Registration Statement”). The Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of the Staff’s letter dated October 13, 2020 (the “Comment Letter”).

Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety:

General

1. Rule 419 defines a blank check company in section (a)(2) as a company issuing penny stock that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.” In discussing the definition of a blank check company in the adopting release for Rule 419, the Commission stated that it would “scrutinize . . . offerings for attempts to create the appearance that the registrant . . . has a specific business plan, in an effort to avoid the application of Rule 419.” Please see Release No. 33-6932. In view of the following, it appears that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company:

• You are issuing penny stock, as defined by Exchange Act Rule 3a51-1;

• You have no operations, minimal assets, and one part-time employee;

• You have no contracts or purchase orders with any retail or wholesale customers; and

• You will be unable to implement your business plan without substantial additional funding and there appears to be no efforts or current plans for obtaining this funding other than this offering.

Please revise your disclosure throughout your registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

RESPONSE

The Company is not a blank check company as defined by Rule 419 of Regulation C under the Securities Act of 1933, as amended, (the “Act”).

Section 7(b)(3) of the Act defines the term “blank check company” to mean any development stage company that is issuing a penny stock that, “(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies.”

In Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Securities and Exchange Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, “Rule 419 does not apply to . . . start-up companies with specific business plans . . .. even if operations have not commenced at the time of the offering.” If start-up companies were subject to Rule 419, all start-up businesses would be considered blank check companies.  Please note that Securities Act Release No. 6932 does not require that the company have adequate capital to fund its operations.

In this case, the Company has a specific plan and purpose which does not include plans to merge with an unidentified company or companies.   The Company’s business purpose and specific plan is to engage in the business of licensing, developing, patent-protecting and bringing to market socially responsible and sustainability-focused technologies.  As a result of the Company’s operations under its business plan, the Company has signed contracts with two clients in the past three months.  In addition, the Company’s business is active and is generating meaningful revenue. In the third quarter of 2020, the Company received payments totaling $100,000 in payment for the provision of services under the Company’s Master Outsourcing Contract Manufacturing Agreement with EcoGen Energy, Inc.

In summary, the Company, because of its specific business plan, the fact it does not have any current plans to engage in a merger or acquisition with any other company or companies or other entity or person and the fact it is implementing such business plan, is not a Rule 419 blank check company but an early stage development company. In light of the above facts, the Cover Page of the prospectus has been updated to state that the Company is not a “blank check company” and has no intention to engage in a business combination. The Company has added the relevant above disclosure both the Summary and Business sections in the Amendment.

Prospectus Cover Page, page 4

2.       Please reconcile your disclosure here that you intend to register your common stock under the Exchange Act with your disclosure on page 69 that you will have a reporting obligation only under Exchange Act Section 15(d).

RESPONSE

In response to the Staff’s comment, the disclosure on page 69 has been revised to reconcile with the Prospectus Cover Page disclosure on page 4 as requested.  Please note that the Company has substituted the phrase “Exchange Act” for “Section 15(d) of the Securities Exchange Act of 1934” to more accurately describes the relevant reporting obligations.

Business Model, page 7

3.                   Please revise the first paragraph to more specifically describe what actual services you provide or intend to provide. For example, you mention providing a "technology incubator platform" that applies "capital and management expertise" to introduce technologies. Discuss what exactly this entails.

RESPONSE

In response to the Staff’s comment, additional detail has been disclosed in the business and MD&A sections.

4.                   Revise the second and third paragraphs to clarify how you will manufacture and source products pursuant to the agreement you mention, given the current stage of your operations and number of employees you currently have. Provide a similar explanation for the Power Booster product mentioned in your disclosure. Also disclose the basis for your statement in the last sentence of the third paragraph.

RESPONSE

In response to the Staff’s comment, additional detail has been disclosed in the business and MD&A sections.

Risk Factors, page 12

5.       Please consider adding a risk factor to discuss the material risks associated with the fact that your auditor has expressed substantial doubt about your ability to continue as a going concern.

RESPONSE

In response to the Staff’s comment, an additional risk factor has been included, as follows:

“Our independent auditors' report for the fiscal years ended December 31, 2019 and 2018 have expressed doubts about our ability to continue as a going concern.

Due to the uncertainty of our ability to meet our current operating and capital expenses, in our audited annual financial statements as of and for the year ended December 31, 2019 and 2018 our independent auditors included a note to our financial statements regarding concerns about our ability to continue as a going concern. The Company has incurred recurring losses, has generated limited revenue and has had negative operating cash flows since inception. These factors and the need for additional financing in order for the Company to meet its business plan, raise substantial doubt about the ability to continue as a going concern. The presence of the going concern note to our financial statements may have an adverse impact on the relationships we are developing and plan to develop with third parties as we continue the commercialization of our products and could make it challenging and difficult for us to raise additional financing, all of which could have a material adverse impact on our business and prospects and result in a significant or complete loss of your investment.”

Use of Proceeds, page 22

6.       Please revise to clarify the intended uses of proceeds from this offering. For example, clarify the equipment, product supplies and inventories you intend to purchase.

RESPONSE

Per the Staff’s comment, the Company has reviewed and revised the Use of Proceeds section to clarify the intended use of offering proceeds in greater detail and precision.

Dilution, page 24

7.       Please clarify that your dilution table is based on the most recent balance sheet date and provide an additional line to disclose the amount of the immediate dilution from the public offering price to new investors for each percentage of offering shares sold. Refer to Item 506 of Regulation S-K.

RESPONSE

In response to the Staff’s comment, the requested clarification has been made and the additional line has been added.

Interests of Experts, page 29

8.       Please revise the date of the auditors' report disclosed here to be consistent with the date of the auditors' report included with your financial statements.

RESPONSE

In response to the Staff’s comment, the date of the auditor’s report has been changed to September 18, 2020, from September 16, 2020, to be consistent with the date of the auditor’s report.

Description of Business, page 30

9.       Please revise to discuss the "maximum business plan" and "minimum business plan" mentioned on page 23.

RESPONSE

In response to the Staff’s comment, the section has been revised to discuss the "maximum business plan" and "minimum business plan" as requested.

Description of Business Business Model, page 30

10.       We note your disclosure that on August 25, 2020 you signed a Master Outsourcing Contract Manufacturing Agreement with Eco-Gen Energy, Inc. (Eco-Gen), pursuant to which you will manufacture and source products for Eco-Gen, a related party. Please revise your disclosure to address the following:

•          Based on your lack of facilities and employees, explain how you will fulfill your commitments under the agreement, including the minimum amount of offering proceeds you believe will be necessary. Provide similar disclosures for your agreement with Power Boast discussed in the section below;

•          Provide financial information related to the assets and operations of Eco-Gen and address how you determined their ability to fulfill their commitments under the agreement; and

•          Based on the disclosed terms of the agreement, including the 15% margin, explain how you determined the agreement is for approximately $6 million and is anticipated to produce $25.5 million in revenue over the next 12 months.

RESPONSE

In response to the Staff’s comment, the Description of Business Model on page 30 and on page 7 has been revised as requested, to give the requested disclosure regarding the Master Outsourcing Contract Manufacturing Agreement with Eco-Gen Energy, Inc.

Our Technology Agreements, page 31

11.       Please tell us where in Exhibit 10.14 you are granted the right to manufacture the product referenced here. It appears from that exhibit that you are merely granted exclusive marketing rights. Also, please file as an exhibit the "Development and Manufacturing Agreement" mentioned in Exhibit 10.14.

RESPONSE

In response to the Staff’s comment, the disclosure regarding Exhibit 10.2 has been revised to clarify that the Master Exclusive Licensing, Marketing, Distribution and Sales Agreement with the Bellagio IP Trust for the Power Booster™ technology only gives the Company the exclusive right to market Power Booster™ products. Due to international travel restrictions since March of 2020, the "Development and Manufacturing Agreement" mentioned in the agreement has not been executed yet, and the disclosure has been further revised to reflect the fact that the Company cannot be sure if or when, under the current global climate, that manufacturing agreement will be signed.

Description of Property, page 34

12.       You disclose here that you do not lease or own an office, real estate or other assets as of the date of this filing. On page 8, you disclose that your executive offices are at the address to which you refer. Please reconcile. Please also explain how you can or intend to fulfill your obligations under the agreement with Eco-Gen given your current facilities, if any.

RESPONSE

In response to the Staff’s comment, the disclosure on page 34 has been revised to show that the Company’s offices are provided to the Company by Eco-Gen Energy, Inc. within their corporate offices.

Operating Results, page 36

13.       Please revise to clarify the services provided by the "professional consultants" and how your business operations were restructured. If the restructuring plan is unfinished, please also discuss what remains to be accomplished.

RESPONSE

In response to the Staff’s comment, the requested clarification has been added.

Involvement in Certain Legal Proceedings, page 38

14.       Please reconcile the reference to the "past five years" with the requirements of Item 401(f) of Regulation S-K.

RESPONSE

In response to the Staff’s comment, the reference has been reconciled with the requirements of Item 401(f) of Regulation S-K.

Executive and Director Compensation, page 40

15.       Please revise to disclose the information required by Item 402 of Regulation S-K for your last-completed fiscal year.

RESPONSE

In response to the Staff’s comment, the section has been updated to disclose all information required by Item 402 of Regulation S-K through the period.

Security Ownership . . ., , page 41

16.       Please tell us how the information in this table and the table on page 25 accounts for the transactions disclosed on pages 67-68. Also tell us how your statement on page 42 that no disclosure is required pursuant to Item 404 of Regulation S-K accounts for these transactions and those described on page 66.

RESPONSE

In response to the Staff’s comment, the disclosure regarding certain promissory notes issued by the Company to Pinnacle Consulting Services, Inc. has been revised to reflect the fact that the promissory note dated June 30, 2020, and May 12, 2020 are subject to conversion limitations, whereby the Company shall not effect any conversion under those notes if it would result in the holder’s aggregate ownership of Company’s outstanding common stock to exceed 4.99%. Additionally, on November 16, 2020, the Company and Pinnacle Consulting Services, Inc. executed an amendment to the convertible promissory note dated December 2, 2019, extending the maturity date to April 1, 2021, and adding an ownership limitation whereby the holder is unable to effect any conversion under the note if the holder owns greater than 4.99% of the Company outstanding capital stock.

Additionally, the disclosure on page 42, now located in the section titled Certain Relationships and Related Transactions on page 31, has been revised as requested to disclose the relevant related party transactions pursuant to Item 404 of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page 44

17.       Based on the requirements of paragraphs 12 and 13 of AS 2415, it appears to us that the titled going concern paragraph should immediately follow the opinion paragraph in the auditors' report. Please clarify or revise.

RESPONSE

The titled going concern paragraph has been placed immediately following the opinion paragraph in the auditors' report.

Notes to Annual Financial Statements Note 7 - Convertible Notes, page 54

18.       We note your disclosure that you determined the conversion option in the convertible note executed on December 9, 2019 met the definition of a derivative liability in accordance with ASC 815 and you bifurcated the embedded conversion option. Please more fully address the following:

•          Tell us how you determined it was appropriate to record a derivative expense of $60,658 during 2019, given the fair value of your derivative liability was $61,073 upon inception and changed to $60,658 as of December 31, 2019; and

•	It appears you recorded a beneficial conversion feature of $21,538 in additional paid in capital. It also appears you recorded additional beneficial conversion features in additional paid in capital for other convertible notes during the interim period. Tell us how you considered the guidance in ASC 815 and ASC 470 in determining the appropriate accounting treatment for the convertible notes since it appears to us that accounting for embedded conversion options as derivatives would preclude recording beneficial conversion options.

RESPONSE

The Company determined that the beneficial conversion feature should not have been recorded due to the embedded conversion option being bifurcated as a derivative liability at inception in accordance with ASC 815. The Company has restated its financial statements for the year ended December 31, 2019 as follows:

•	The initial debt discount recorded related to the embedded conversion option was $40,000, with $21,073 recognized as derivative expense upon issuance of the convertible note payable;
•	No beneficial conversion feature has been recognized related to this note.
•	Amortization of debt discount for the year ended December 31, 2019 is $6,339.

Note 9 - Subsequent Events, page 55

19.       Please disclose the actual date through which subsequent events have been evaluated. Please also disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1. This comment is applicable to your subsequent events note on page 68.

RESPONSE

The Company has updated its disclosure to include a statement that we have evaluated subsequent events through the date they are available, which is November 20, 2020 in accordance with ASC 855-10-50-1.

Unaudited Interim Consolidated Statements of Changes in Stockholders’ Equity, page 59

20.       It appears to us that the first section of this statement actually represents activities and balances for the quarter ended March 31, 2020 as opposed to June 30, 2020. Please clarify or revise. In addition, please present comparative interim statements for the preceding interim periods as required by Rule 8-03(a)(5) of Regulation S-X.

RESPONSE

The Company has updated the unaudited interim consolidated statements of changes in stockholder’s equity to reflect the appropriate current and prior year periods.

Notes to Interim Financial Statements Note 7 – Convertible Notes, page 67

21.       You disclose that the convertible note you executed with Pinnacle Consulting Services Inc. on December 9, 2019 matured on June 9, 2020. Please disclose whether this note was paid in full, was converted into shares of common stock or remained outstanding as of June 30, 2020. If this note remained outstanding, please address the potential consequences of the note not being settled before its maturity date.

RESPONSE

The Company has updated its disclosure in the interim consolidated financial statements to reflect that on November 16, 2020, the Company and Pinnacle entered into an amendment to this note, in fact originally issued on December 2, 2019, extending the maturity date to April 1, 2021, and adding an ownership limitation whereby the holder is unable to effect any conversion under the note if the holder owns greater than 4.99% of the Company outstanding capital stock. As a result of this amendment to the convertible promissory note, the note is no longer in default.

Shares of common stock, page 70

22.       Please clarify the reference to "these transactions," given that no transactions appear to be described.

RESPONSE

In response to the Staff’s comment, the section has been revised.

Exhibit Index, page 71

23.       Please clarify to what information you are referencing in the note indicated by two asterisks.

RESPONSE

In response to the Staff’s comment, the section has been revised.

Exhibits

24.       Please file as an exhibit the subscription agreement referenced on page 26.

RESPONSE

The Form of Subscription Agreement has been filed as Exhibit 10.13.

If the Staff of the SEC has any questions or comments regarding the foregoing, please telephone the undersigned, Alan T. Hawkins of Independent Law PLLC, serving as counsel to the Company. I can be reached by telephone at (352) 353-4048 or via email at ahawkins@independent.law.

Regards,

INDEPENDENT LAW PLLC

/s/ Alan T. Hawkins

Alan T. Hawkins, Esq.

ahawkins@independent.law

cc:           Client (via email only)